April 15, 2016

Asen Parachkevov

Attorney Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                          Crescent Capital BDC, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

File Number: 814-01132

Dear Mr. Parachkevov:

We are writing in response to comments provided telephonically on April 12, 2016 with respect to the Company’s Preliminary Proxy Statement filed on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 1, 2016.  We have considered your comments and have prepared the responses and made the changes discussed below in the Company’s Definitive Proxy Statement on Schedule 14A to be filed on or about April 15, 2016 (the “Definitive Proxy Statement”).

Set forth below are the SEC staff’s comments along with our responses to such comments.

Comment 1. Please state the estimated cost of the proxy solicitation on page 2.

Response 1.  The disclosure has been revised accordingly in the Definitive Proxy Statement.

Comment 2. The last sentence of the section captioned “Quorum Required” on page 2 states:

“The persons named as proxies will vote those proxies for such adjournment, unless the proxies are marked to be voted against any proposal for which an adjournment is sought, to permit the further solicitation of proxies.”

Under Rule 14a-4 of the Exchange Act, the receipt of discretionary proxy voting authority does not authorize the proxy holder to vote on adjournment to permit further solicitation of proxies.  Please revise the proxy statement to state that additional solicitations will be sought under the terms of the Bylaws of the Company.

Response 2.  The disclosure in the Definitive Proxy Statement has been revised to state:

“If a quorum is not present at the Annual Meeting, the Annual Meeting may be adjourned in accordance with the Corporation’s bylaws (the “Bylaws”).  In order to achieve the requisite quorum for a meeting that has been adjourned, additional solicitations will be sought pursuant to the terms of the Bylaws.”

Comment 3. Please confirm and state on page 15 that no incentive fees were earned or paid for the relevant period.

Response 3.                   This is confirmed and the disclosure has been revised accordingly in the Definitive Proxy Statement.

Comment 4. Please include the proxy card.

Response 4.                   The proxy card has been included in the Definitive Proxy Statement.

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In addition, we acknowledge the following:

•                                         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                         SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                         the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact me at (310) 235-5971 or at george.hawley@crescentcap.com.

Sincerely,

/s/ George P. Hawley
George P. Hawley
Secretary